

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Allan Bradley
Chief Executive Officer
Scor International Foods, Inc.
539 Jarvis Street, Suite M2
Toronto, Ontario, Canada M4Y 2H7

Re: Scor International Foods, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2015
File No. 333-203239

Dear Mr. Bradley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2015 letter.

General

1. Further revise your filing to describe in greater detail the nature and substance of the activities that you suggest your part-time employee is undertaking on your behalf. For example, it is unclear how he is "currently searching for potential distributors as well as retailers that would be willing to stock our products" (page 3), when your other disclosures make clear that you "have not begun our planned principal operations" (page 28). Discuss how he plans to enter into related agreements with these entities when the company does not yet have any proprietary products nor any facilities to produce any food products, and state explicitly that it has no products or food production facilities at this time.

2. Similarly, we note your response to our prior comment 2 from our letter to you dated April 30, 2015, and the related revisions to your prospectus. Please address any unresolved issues from that comment, as well as any other disclosure inconsistencies which remain. For example, please revise to clarify:

- References at page 22 to expanding your Brands and your product line;

- Your statement on page 27 that you "are engaged" in the business of providing production in the Ethnic Food manufacturing and distribution industry;

- Your disclosure on page 28 conveying your expectation that your operating revenues will "increase" in fiscal 2015 (and provide us with the basis for this statement); and

- The nature of Mr. Bradley's involvement with the unidentified value-added producer in 2007, and name that entity if it employed him.

3. We note your response to our prior comment 4, in which you maintain that you are not a shell company based in part on your purportedly "actively and aggressively pursuing" your business plan. However, we note that you had no operations for the period from December 19, 2014, through December 31, 2014, and that you also had no assets at year end. As noted in comment 1 above, you also disclose on page 28 of your prospectus that you "have not yet begun [your] planned principal operations." Therefore, we reissue our prior comment 4. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure.

Description of Property, page 24

4. We note your new disclosure on page 24 characterizing Mr. John Mchardy as one of your "founding shareholders." Please provide the disclosure required pursuant to Item 404(c) of Regulation S-K, including the identification of all promoters and disclosure regarding the nature and amount of all consideration received by such promoters. In that regard, we refer you to Securities Act Rule 405, which defines a "promoter" as "any person who . . . directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." Alternatively, please provide your analysis as to why such disclosure is not required.

Director, Executive Officers, Promoters and Control Persons, page 32

Background Information about our Officers and Directors, page 32

5. We note your response to our prior comment 7 and the related revisions to page 32 of your prospectus. We reissue our prior comment in part. Please expand Mr. Bradley's biography to describe the business of each organization that employed Mr. Bradley in the most recent five years.

Financial Statements

General

6.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Closing Comments

        If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Kenneth Bart, Esq.
        Bart and Associates LLC